4960 Conference Way North, Suite 100
Boca Raton, Florida 33431
July 6, 2009
Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3010

Re:	Preliminary Proxy Statement on Schedule 14A Filed on April 15, 2009 File No. 001-09292
Dear Mr. Bonilla:
          Set forth below is the response of Bluegreen Corporation (the “Company”) to the comment of the Staff regarding the above-referenced filing included in your letter to Anthony M. Puleo dated June 29, 2009.
Preliminary Proxy Statement on Schedule 14A filed on April 15, 2009
Compensation Discussion and Analysis
Cash Bonus
1. We note your response to our prior comment 2. For Mr. Bidgood, please disclose the targets upon which you based his cash bonus award and the percentages upon which the actual award was determined. Please supplementally tell us what the revised disclosure would look like and revise your future filings accordingly.
          The Company acknowledges the Staff’s comments with respect to the disclosure contained in the “Cash Bonus” section of the Company’s Compensation Discussion and Analysis relating to the calculation of the bonus payable to David Bidgood under the formula-based component of the Company’s 2008 annual incentive program. As requested by the Staff, the Company proposes to revise such disclosure as follows:

“Mr. Bidgood	Bonus payable in an amount equal to the sum of (i) ~~a percentage of 2008~~ 0.08% of the timeshare sales generated by regions over which he had responsibility during 2008, as calculated pursuant to the terms of the program, and (ii) ~~a percentage of~~0.5% of the field operating profit generated by regions over which he had responsibility during 2008, as calculated pursuant to the terms of the program~~, in each case, as calculated pursuant to the terms of the program~~,with an aggregate targeted bonus of $600,000”
          In connection with this response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (561) 443-8616 or Anthony M. Puleo, the Company’s Senior Vice President, Chief Financial Officer and Treasurer, at (561) 912-8270.
          Thank you for your assistance.

Sincerely,
/s/ Raymond S. Lopez
Raymond S. Lopez,
Senior Vice President and Chief Accounting Officer